82-5097

AQUARIUS
PLATINUM LIMITED

04024870

FACSIMILE TRANSMISSION

Date:	4 May 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	35 *(Including this cover page)*
Re:	**Aquarius Platinum Limited - File # 82-5097**

SUPPL

The information contained in this facsimile message may be confidential and/or subject to copyright. If you are not the intended recipient, any use, disclosure or copying of this document is unauthorised. If you have received this document in error, please notify us immediately on telephone number (61 8) 9367 5211

dlw 5/6

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

4 May 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Aquarius Platinum Limited - File # 82-5097**

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	31 March 2004	ASX & LSE	Announcement	Aquarius Platinum Limited-Board Announcement
E-Lodge	31 March 2004	ASX & LSE	Announcement	BEE Transaction Update
E-Lodge	31 March 2004	ASX & LSE	Announcement	Initial Director's Notice
E-Lodge	28 April 2004	ASX & LSE	Announcement	Third Quarter Activities Report
E-Lodge	30 April 2004	ASX & LSE	Announcement	Aquarius Platinum Limited-Board Announcement
E-Lodge	4 May 2004	ASX & LSE	Announcement	Initial Director's Notice

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

31 March 2004

Aquarius Platinum Limited
Board announcements

Aquarius Platinum Limited (Aquarius) wishes to announce that Mr David Dix has been appointed as a non-executive director of Aquarius.

Melbourne based Mr Dix age 50, has a background in economics, law and taxation. He brings to Aquarius a wealth of experience gained in the international business and resources communities. He has held various positions with Shell Australia Limited; and worked for sixteen years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specializing in the mining industry including Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix was elected Chairman of Quadrem Limited in 2002, a company which provides eBusiness solutions to the resource sector.

Aquarius Chairman, Mr Nicholas Sibley, welcomes the appointment of Mr Dix to the Board and looks forward to his contribution as Aquarius continues to grow.

Mr James Slade who has been on the Board since 1997 has retired from the Board to pursue business interests in New Zealand. The board would like to record its appreciation for the contribution Mr Slade has made to the Company and wish him every success with his business endeavours.

Aquarius' subsidiary, Aquarius Platinum (South Africa) (Pty) Limited (AQPSA), has appointed Mr Ayanda Khumalo B. Com, CA(SA), CA(Zim), age 40 as Financial Director. Mr Khumalo's background is in corporate finance, and audit. Prior to this appointment Mr Khumalo was Senior Manager, Corporate Banking, Black Economic Empowerment Unit at Nedbank in Johannesburg and Director at Ernst & Young South Africa.

The Aquarius Platinum Limited Board will now consist of:

Mr Nicholas Sibley	Non-executive Chairman
Mr Stuart Murray	Chief Executive Officer
Mr David Dix	Non-executive Director
Mrs Catherine Markus	Non-executive Director
Sir William Purves	Non-executive Director
Mr Patrick Quirk	Non-executive Director

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For further information:

In Australia:

Willi Boehm
Aquarius Platinum Limited
+61 8 9367 5211

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Charmane Russell/Janice Dempsey
Russell & Associates
+27 11 880 3924

82-5097

AQUARIUS
PLATINUM LIMITED

31 March 2004

BEE transaction update

Aquarius Platinum Limited's (Aquarius) Black Economic Empowerment partners led by Savannah Resources (Pty) Ltd (the BEE Investors) have informed the Company that significant progress has been made with regard to sourcing the remaining finance required for the BEE transaction as announced to the market on 10 December 2003.

Aquarius and the BEE Investors are presently in the final phases of implementing the remaining aspects of the transaction to accommodate the balance of the financing requirements. Aquarius expects to be in a position to provide the market with details of the transaction by the end of April.

Mr Stuart Murray, CEO of Aquarius said, "This transaction which is of great significance to all participating parties warrants the utmost of care in its structuring. This will ensure that the financing structure agreed between Aquarius and the BEE Investors is created in an efficient and beneficial manner".

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services (Pty) Ltd
+ 61 8 9367 5211
+ 61 409 969 955

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+ 27 11 455 2050

Charmane Russell/Janice Dempsey
Russell and Associates
+ 27 11 880 3924

Kofi Morna
Savannah Resources (Pty) Ltd
+27 82 458 2001

Andisiwe Kawa
Chuma Holdings (Pty) Ltd
+27 83 200 0111

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Dix
Date of appointment	31 March 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	**Nil**

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Highlights for the Third Quarter Financial Year 2004

Operations

Kroondal

- Record mine production at 60,032PGM ounces
- PGM basket price up 14% to $653 per PGM ounce
- Gross cash margin stable at 52%

Pooling and Sharing Agreement

- Phase 3 of EMPR approved by Department of Minerals and Energy
- Construction of new concentrator plant underway
- Underground development of new sub-decline systems underway

Marikana

- Mine production down at 17,847 PGM ounces as operations are affected by persistent rainfall (23 lost production days)
- PGM basket price up 9% to $653 per PGM ounce
- Gross cash margin falls to (5%)
- April production improving to previous levels

Mimosa

- Mine production fell 6% to 28,621 PGM ounces
- Cash costs (on a rolling twelve months basis) reported at $231 per PGM ounce and $60 per PGM ounce after by-products credits
- PGM basket price up 14% to $597 per PGM ounce
- Gross cash margin remains strong at 69%

RK1

- Aquarius led consortium to treat chrome tailings for additional low cost PGMs announced
- Tawana Projects (Pty) Limited appointed as contractor
- Plant construction commenced targeting full production of 20,000 PGM ounces (50% attributable to Aquarius) anticipated by calendar year end 2004

Corporate

- Sir William Purves and David Dix join Aquarius Board as Non-executive Directors
- Ayanda Khumalo joins the AQPSA Board as Finance Director
- Aquarius investigating a secondary listing on JSE Securities Exchange South Africa

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Operating results

Aquarius announces total attributable production of PGMs to Aquarius for the March quarter was 62,233 ounces and 145,097 PGM ounces for the nine months to 31 March 2004. For the year to date this represents a 25% increase year on year, despite the introduction of the P&SA at Kroondal and lost production at Marikana due to persistent rain.

Aquarius Mine PGM Production Profile, Quarter Ended



120,000
100,000
80,000
60,000
40,000
20,000
0
PGM ozs
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Kroondal Attributable
Kroondal RPM Portion
Marikana
Mimosa

For the quarter ended March, AQPSA accounted for the full impact of the P&SA which became effective 1 November 2003. As a result, RPM became entitled to 29,957 PGM ounces of Kroondal's total production of 60,032 PGM ounces for the quarter. Accordingly, valid comparisons between earnings for the current quarter are not representative to previous quarters.

Production by Operation and production attributable to Aquarius

Quarter Ended March 2004	Platinum (ounces)	Palladium (ounces)	Rhodium (ounces)	Gold (ounces)	Total PGMs (4E)	Total PGMs (4E) Attributable to Aquarius
Kroondal (100% P&SA)	36,283	17,243	6,233	273	60,032	**30,075 ***
Marikana	11,950	4,484	1,272	141	17,847	**17,847**
Mimosa (at'ble AQP)	7,324	5,311	640	1,036	14,311	**14,311**
TOTAL	55,557	**27,038**	**8,145**	**1,450**	**92,190**	**62,233**

Note *Reflects full impact of the P&SA for the entire quarter.

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AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Consolidated earnings for the three months to 31 March 2004 of $2.53 million, bringing earnings for the nine months ended 31 March 2004 to $17.0 million. It is important to note that earnings in the quarter to March 2004, assume the full impact of the P&SA at Kroondal.

Cash earnings (before depreciation and amortisation) were $5.8 million for the quarter and $29.4 million for the nine months ended 31 March 2004. Further, foreign exchange losses of $2.3 million were occurred for the quarter. caused by the introduction of a revised foreign exchange control system in Zimbabwe. Adding back FX losses, the cash profit would jump to $8.1 million.

Platinum Group Metal Prices, December 2003 to March 2004



1000
900
800
700
600
500
400
300
200
100
0
US$/oz
Dec-2002
Mar-2003
Jun-2003
Sep-2003
Dec-2003
Mar-2004
Platinum
Palladium
Gold
Rholdium

Revenue for the quarter, net of currency adjustments, was $41.9 million and $135.9 million for the nine months to March 2004. Revenues were boosted by strong commodity prices, with platinum and rhodium in particular showing strong price increases. Base metals, important to Aquarius as by-products also strengthened, with the average copper and nickel prices increasing 33% and 18% over the quarter.

Gross margins at Kroondal and Mimosa remained strong at 52% and 69% respectively. Marikana recorded a negative gross margin of 5%, a consequence of persistent rainfall, resulting in a total 23 days of lost production. Dryer conditions in April have improved production to previous levels, and as ore quality improves and mining methods are enhanced, management anticipate significantly higher production in the fourth quarter.

82 - 5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Operating costs at Kroondal moved to R2,061 per PGM ounce, primarily a consequence of refinements in AQPSA's amortisation policy on a better understanding of bord and pillar mining. Previously capitalised costs relating to down dip development and mine redevelopment are now being expensed. The revised policy has been developed in consultation with external auditors, Ernst & Young and will result in smoother earnings over the life of mine. While this increases cash costs initially, there will be reduced amortisation charges over the life of mine.

Lower production at Marikana due to persistent rainfall resulted in 23 lost production days. On Mine cash costs of R4,667 for the quarter are not reflective of operating levels at the mine.

Mimosa operating costs for the quarter were $258 per PGM ounce, an increase of $16 from the December quarter. This was due to the introduction of a royalty charge, adding $20 per PGM ounce and increased electricity tariff which added $14 per PGM ounce over the quarter.

The average exchange rate of the Rand to the United States Dollar was slightly stronger during the quarter at R6.63 to $1.00, compared to R6.71 to $1.00 in the December quarter. With AQPSA costs in Rand and revenues in US Dollars, the strong Rand continues to impact earnings, despite measures to improve local currency costs.

Rand Dollar Exchange Rate, December 2002 to March 2004.


10
9
8
7
6
5
4
Dec-2002
May-2003
Oct-2003
Mar-2004
Rand US Dollar Exchange Rate

The Zimbabwean Government introduced a revised foreign exchange control system in January 2004 which included a controlled currency auction system managed by the Central Bank of Zimbabwe. This has caused the exchange rate of Z$ to US$ to decrease to Z$4,200 from previous levels of Z$5,520 which has resulted in Mimosa booking a foreign exchange

82-5097

AQUARIUS PLATINUM LIMITED

loss of $2.1 million against profits in the March quarter on the translation of net monetary assets of Mimosa from Z$ to United States Dollars.

Depreciation and amortisation for the quarter was $2.4 million, slightly lower than the previous period due to the impact of the P&SA. Amortisation arising from the fair value uplift at Kroondal following the implementation of the P&SA reduced significantly to $0.8 million following the full impact of the P&SA in the quarter.

During the quarter Aquarius completed a refinance of its existing debt facilities with Investec Bank and ABSA Bank. The previous facilities were negotiated prior to the Group entering into the P&SA with RPM and as such did not have the required flexibility to accommodate the company's commitments towards the P&SA. Capital repayments were required to commence in November 2003. The restructured facility includes a twelve month moratorium of capital repayments in acknowledgement of the Group's commitments towards the capital works program of the P&SA and offers an improved repayment correlation to the company's anticipated growing production profile.

Cash balances at the end of the quarter were $67.9 million, up $12.9 million from December 2003.

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2004
US$'000

		Quarter ended *	Nine months ended *	Financial year ended
		31/3/04	**31/03/04**	**30/6/03**
	Note			
Revenue	(i)	41,987	139,505	107,360
Forex sales adjustments	(ii)	(103)	(3,537)	(10,498)
Total revenue		**41,884**	**135,968**	**96,862**
Cost of sales	(iii)	(27,178)	(89,994)	(57,562)
Gross profit		**14,706**	**45,974**	**39,300**
Amortisation of fair value uplift of mineral properties	(iv)	(818)	(3,521)	(11,374)
Gross profit after amortisation of fair value uplift		**13,888**	**42,453**	**27,926**
Admin & operating costs	(v)	(2,358)	(5,768)	(5,926)
Finance costs	(vi)	(2,706)	(7,553)	(2,040)
FX movements	(vii)	(2,257)	(3,003)	(1,852)
Profit before tax		**6,567**	**26,129**	**18,108**
Income tax expense	(viii)	(3,475)	(7,286)	(6,456)
Profit after tax		**3,092**	**18,843**	**11,652**
Minority interest	(ix)	(558)	(1,829)	(1,108)
Net profit for the period		**2,534**	**17,014**	**10,544**
Earnings per share (basic - cents)		3.06	20.56	13.22

* Unaudited

Notes on the Consolidated Income Statement

(i) Sales revenue is lower due to the impact of the P&S Agreement whereby RPM share in 50% of the on mine net income of Kroondal.

(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline

(iii) Cost of sales on a per PGM ounce basis are higher due to lower production at Marikana due to high rainfall and impact of changes to amortisation policy at Kroondal

(iv) Amortisation of fair value uplift of mineral properties reflects lower write-off, recognising the longer life of mine at Kroondal due to the P&SA
(v) Admin costs of the Group are higher due to costs associated with the debt refinance completed in February 2004
(vi) Finance costs reflect interest expense on Group interest bearing borrowings
(vii) Reflects foreign exchange movements on translation of net monetary assets
(viii) The increased tax expense is attributable to the unfavourable translation of Mimosa's Z$ deferred tax balances into United States Dollars
(ix) Minority interests reflects 25% outside equity interest of Impala Platinum Holdings Limited (Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Quarter ended 31 March 2004
US$'000

		Quarter ended *	Nine months ended *	Financial year ended
		31/03/04	31/03/04	30/06/03
	Note			
Net operating cash inflow	(i)	18,110	49,937	31,554
Net investing cash outflow	(ii)	(6,210)	(16,971)	(65,042)
Net financing cash inflow	(iii)	776	17,590	9,874
Net increase (decrease) in cash held		**12,676**	**50,556**	**(23,614)**
Opening cash balance		55,058	16,996	32,306
Exchange rate movement on cash		133	315	8,304
Closing cash balance		**67,867**	**67,867**	**16,996**

* Unaudited

Notes on the March Quarter 04 Consolidated Cash Flow Statement

(i) Net operating cash flow includes $20 million net inflow from operations and $1.5 million net finance costs
(ii) Reflects payments for mine development and development costs $6 million
(iii) Reflects proceeds from short-term loan incurred at Mimosa

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Aquarius Platinum Limited
Consolidated Balance Sheet
at 31 March 2004
US$'000

		Quarter ended *	Half year ended	Financial year ended
	Note	31/03/04	31/12/03	30/06/03
Assets				
Cash assets		67,867	55,058	17,001
Current receivables	(i)	32,319	29,765	40,103
Other current assets	(ii)	10,124	10,371	7,156
Non-current receivables	(iii)	4,903	4,691	7,277
Mining assets	(iv)	337,730	327,144	301,954
Other non-current assets		157	144	155
Total assets		**453,100**	**427,173**	**373,646**
Liabilities				
Current liabilities	(v)	54,875	37,650	35,909
Non-current payables	(vi)	58,873	56,224	50,066
Non-current interest-bearing liabilities	(vii)	62,987	63,859	56,870
Other non-current liabilities	(viii)	58,219	55,623	54,154
Total Liabilities		**234,954**	**213,356**	**196,999**
Net assets		**218,146**	**213,817**	**176,647**
Equity				
Parent entity interest		211,957	208,494	173,053
Minority interest		6,189	5,323	3,594
Total Equity		**218,146**	**213,817**	**176,647**

* Unaudited

Notes on the March 2004 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Movement reflects revaluation of Aquarius share plan loans
(iv) Increase in mining assets reflects Mimosa mining assets, Marikana plant and Kroondal expansion
(v) Includes current portion of Investec and Implats loans ($14 million), tax payable ($9 million) and creditors ($32 million)

AQUARIUS PLATINUM LIMITED

(vi) Reflects non interest bearing portion of Implats shareholder debt
(vii) Reflects non-current portion of Investec and Implats loans
(viii) Reflects deferred tax liabilities $55 million, provision for closure costs $3 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius 75%)

Kroondal Mine

Safety

Safety performance improved during the quarter with the DIIR improving 9% at 2.68 vs a rate of 2.95 for the previous quarter. An additional Safety Committee as part of the Beyond 22K (B22K) improvement intervention has been established and is developing an enhanced safety campaign programme. In order to improve safety and ultimately reduce accidents the Committee will consider short and long term interventions and issues that presently restrain safety. The mining contractor, Cementation Mining, has created several new positions to improve supervision on a management and mine overseer level.

MINOPEX, the plant contractor at Kroondal was awarded two NOSA certificates. These were for the best surface plant in the Bushveld Region and additionally for being one of the top 20 companies in the Bushveld Region. MINOPEX was also one of three finalists for the best 5 star company in the Bushveld Region. These are commendable achievements. MINOPEX was also audited by NOSA in February 2004 and have retained their 5 star (Platinum) grading and improved from a 91% overall rating to 93%.

Operations

Production increased marginally from last quarter's record, to 60,032 PGM ounces. The continuing improvement in production at Kroondal, reflects the positive results of the Beyond 22K program.

The Concentrator Plant processed a total of 784,000 tonnes for the quarter. Mined and trammed tonnes for the quarter totalled 755,000 tonnes. The additional tonnes processed were from the stockpile created in the previous quarter in anticipation of the 5 public holidays over the quarter.

The ROM head grade increased slightly to 3.11g/t (compared to 3.09 g/t for the previous quarter) due to a slight increase in the in situ grade and less waste dilution underground. Concentrator Plant recoveries for the quarter improved by 2% to 77%.

The PGM basket price increased to $653 from $571 in the previous quarter. Cash cost per PGM ounce for the quarter was R2,061 per PGM ounce. The increase in unit cash costs reflect a change in capex rules where re-development and strike extensions, amongst others, are now being expensed. These changes in capex are highlighted in the statistical tables where it can be seen that capex fell to R2.3 million for the quarter ended March 2004 from R15.6 million in the previous quarter. This change, while increasing cash costs in the short-term, provides

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QUARTERLY REPORT 31 MARCH 2004

favourable long-term benefits as capex relating to re-development and strike extensions is no longer capitalised, and further, the associated amortisation charge is removed.

Despite the changes in the cost structure and a strengthened Rand, improvements in grade, recoveries and production saw the gross cash margin firm at 52%.

Kroondal Mine production and cash costs, quarter ended



70000
60000
50000
40000
30000
20000
10000
0
PGM ozs
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Cash costs per PGM oz
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Production
Cash costs

Pooling & Sharing Agreement (P&SA)

The Phase 3 Amendment to the Environmental Management Programme Report was approved by the Department of Minerals and Energy in February, allowing construction activity for the expansion to commence.

Underground development of the new sub-decline systems has started and is progressing well. All development is on-reef, and the expansion of the mining operations will contribute to increased UG2 ore production through 2004.

The new concentrator plant site has been cleared completing all preparations for civil construction to commence. Hot commissioning is on track and scheduled before June 2005.

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AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Kroondal

	Metal in concentrate produced (ounces)					
Quarter ended	**Pt**	**Pd**	**Rh**	**Au**	**Total PGMs (4E)**	**Total PGMs (4E) Attributable to AQPSA**
Mar 04	36,283	17,243	6,233	273	**60,032**	**30,075 ***
Dec 03	36,476	17,021	6,189	276	**59,962**	**42,398 ***
Sept 03	34,926	16,616	6,009	251	**57,802**	**57,802**
June 03	30,636	13,965	5,136	199	**49,936**	**49,936**
Mar 03	30,829	13,628	4,926	207	**49,590**	**49,590**

Note * Reflects full impact of the P&SA for the entire quarter.

Marikana Mine

Safety
The DIIR was 0.66 for this quarter compared to 0.67 for the previous quarter. Marikana continues to aim for the elimination of all accidents.

Operations
PGM (4E) production for the quarter was 17,847 PGM ounces, a decrease of approximately 29% on the previous quarter.

High rainfall was experienced during the quarter which impacted negatively on pit operations (effectively 23 pit operation days lost) resulting in ore tonnage targets not being achieved. Access ramps to the pit constantly evolve with pit development, and as such are not suited to permanent surfacing. The unusually persistent light rainfall experienced in the quarter resulted in saturated ramps into the pit which could not be maintained despite the considerable pumping capacity available in the pit. This raised the safety concerns of management at Marikana, and in response access to the richer ore being mined at depth in the pits was sacrificed for the shallower, oxidised ore near to the surface. The success of this strategy was a small improvement in overall safety in difficult conditions though temporarily impacting the planned ramp up in production.

A large proportion of the ore mined came from the north west area of the pit towards the end of the quarter. This is soft, near surface material with bad faulting and a high incidence of internal waste dilution. Consequently, grades and recoveries were adversely affected contributing to the downward trend in PGM ounces produced.

The PGM basket price increased to $653 per ounce compared to $599 in the previous quarter. Cash costs per PGM ounce produced were up at R4,666 compared to R3,399 the previous

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quarter mainly due to the lower metal production. Gross margins remained under pressure due to lower production and recorded a gross loss of 5% compared to a gross profit of 13% in the previous quarter.

Management has initiated several initiatives in its ongoing assessment of the Marikana mine. These include the mobilisation of the mining contractor's larger fleet to optimise mining costs in the pit. Combined with considerably improved weather conditions in April, and greater face availability of deeper more competent material, management are confident that significantly higher production will be achieved in the fourth quarter to June 2004.

Contractor dispute with Moolman Brothers

Currently AQPSA and Moolman Brothers are engaging constructively to find a pragmatic and commercial mechanism to resolve the dispute.

Marikana Mine production and cash costs, quarter ended


30000
25000
20000
15000
10000
5000
0
PGM ozs
6000
5000
4000
3000
2000
1000
0
Cash Costs per PGM oz
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Production
Cash Costs

Note: Production for the quarter has been impacted by 23 lost days due to high levels of rain. This has caused cash costs to increase significantly due to lower levels of production.

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AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Marikana

	Metal in concentrate produced (ounces)				
Quarter Ended	**Pt**	**Pd**	**Rh**	**Au**	**Total PGMs (4E)**
Mar 04	11,950	4,484	1,272	141	**17,847 ***
Dec 03	16,275	6,843	1,892	219	**25,229**
Sept 03	15,958	6,185	1,529	208	**23,880**
June 03	10,419	3,571	645	105	**14,740**
Mar 03	7,909	2,796	391	71	**11,167**

Note * Lower production is due to high rainfall encountered during the quarter which resulted in 23 lost days.

Everest South

Subject to the BEE transaction completion in June 2004, it is anticipated that construction on the Everest South Mine, the company's third operation in South Africa, will commence by the end of the second quarter of 2004, with first production in 2005. Everest South, with a UG2 reserve of 26.79 million tonnes at 3.36 g/t (4E) containing 2.8 million ounces of PGMs will attain full production in 2006, producing 225,000 PGM ounces per annum.

Upfront engineering work continues in order that the project may be rapidly mobilised as funding becomes available.

TKO Investments Holdings Limited, the agricultural business, consisting primarily of kiwi-farming, continues to operate as a self-sustaining entity and provides permanent and seasonal employment within the project area. The clearing of invader species to produce charcoal was also used as a local employment initiative.

The process of transferring surface rights to the local Phetla community under a settlement reached with the land restitution authorities is still in process. Under the terms of the agreement land required for the mine to operate will be leased back to AQPSA.

82-5097

QUARTERLY REPORT 31 MARCH 2004

AQUARIUS PLATINUM LIMITED

MIMOSA INVESTMENTS (Formerly ZCE PLATINUM) (50% Aquarius)

PGM production at 28,621 ounces was 6% below the previous quarter's production level of 30,473 ounces.

The average basket price achieved was $597 per PGM ounce compared with $522 per PGM ounce in the previous quarter. Together with the contribution from base metals (approximately 28% of gross revenue) this generated sales revenue for the quarter of $18.1 million, down $1.5 million from the previous quarter at a gross cash margin (69%) of some $12.5 million. PGM ounces sold were below production by 3,574 ounces as a result of a timing difference and the revenue will reflect in the next quarter.

Operations

Mimosa Mine production, quarter ended


35000
30000
25000
20000
15000
10000
5000
0
PGM ozs
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Production

During the quarter, mining operations hoisted a ROM total of 319,000 tonnes. This compares with 340,000 tonnes in the previous quarter. The reduction in mining production is attributable to equipment and underground infrastructure constraints encountered during the period which have since been overcome. Tonnes milled during the period amounted to 320,000 tonnes at an average plant feed grade of 3.67 PGM g/t compared with 336,000 tonnes at 3.67 PGM g/t in the previous quarter.

As part of the plant optimisation, emphasis during the period was given to the attainment of concentrate grades in line with contractual requirements rather than maximisation of recovery rates. Total PGM ounces produced were 6% lower than the previous quarter due

82-5097

QUARTERLY REPORT 31 MARCH 2004

mainly to reduced throughput from underground production. The reintroduction of down dip development mentioned in the last quarter has generated the required level of redundancy in terms of operating areas.

The underground expansion work was finally completed during the quarter. The use of the infrastructure and service shaft has already had a positive impact on equipment availability and productivity underground.

Mimosa Mine production and cash costs (including 12 month rolling average)



PGM ozs
Cash costs per oz
35000
30000
25000
20000
15000
10000
5000
0
350
300
250
200
150
100
50
0
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Prodution
Cash Costs
Rolling cash costs net of by-product

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Mimosa Production

Quarter Ended	PGM production (ounces) (Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs (4E)
March 04	14,647	10,621	1,281	2,072	**28,621**
Dec 03	15,773	11,282	1,256	2,162	**30,473**
Sept 03	16,350	11,892	1,312	1,935	**31,489**
June 03	13,171	9,144	1,089	1,730	**25,134**
March 03	13,431	9,302	986	1,742	**25,461**

Quarter Ended	Base Metal production (Tonnes) (Metal in concentrate produced)		
	Ni	Cu	Co
March 04	412	340	13
Dec 03	432	360	13
Sept 03	452	374	13
June 03	342	307	10
March 03	332	293	10

Operating Costs

Inflation continued to increase rapidly during the quarter, while the currency appreciated. In January, the Zimbabwean Government introduced a revised foreign exchange control system, which includes a controlled currency auction system managed by the Central Bank of Zimbabwe. This has caused the exchange rate of Z$ to $ to decrease to Z$4,200 from previous levels of Z$5,520. In addition, significant cost increases were incurred following the implementation of royalty fees on mineral production effective, January 2004, and an increase in the $ based electricity tariff. The impact of these two items has added $34 per PGM ounce to costs incurred during the quarter. Consequently, unit cash costs per PGM ounce for the quarter were $258 ($58 per PGM ounce after by-product credits) compared with $221 ($-0.30 per PGM ounce after by-product credits) for the previous quarter and $231 ($60 per PGM ounce after by-product credits) for the rolling 12 months to 31 March 2004.

Capital expenditure on the expansion during the quarter amounted to $0.7million with the total final project costs forecast at approximately $40.9 million. There is approximately $0.5 million of capital expenditure outstanding, which will be funded from current cash reserves.

82-5097

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Safety

During the quarter the DIFR (Disabling Injury Frequency Rate) was 0. 71 compared to the last quarter's figure of 0.44. The year to date DIFR and the rolling 12 months DIFR are both at 0.56.

AQUARIUS PLATINUM (SA) (CORPORATE SERVICES) (PTY) LIMITED (ASACS), (AQUARIUS 100%)

RK1 Chromite Ore Tailings Retreatment Project (ASACS 50%)

Aquarius will lead a three-member consortium (RK1) in a project to treat chromite tailings through a purpose-built plant at its Kroondal Mine in South Africa. Aquarius holds a 50% interest in the project, via its wholly-owned subsidiary Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS); GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA) hold 25% each. AQPSA, Kroondal's owner and operator, has been contracted to operate the tailings retreatment plant and will receive a management fee for the services provided.

The project will treat old dumps and current tailings streams derived from the beneficiation processes employed by neighbouring chromite miners in the Kroondal area. Additional chromite will also be produced from these discards. Significant tonnages of dump and current arisings material are available to the project and there will be a clean-up of old dumps on the Kroondal property derived from early chromite mining activities, furthering the Company's commitment to sound environmental practice.

As only flotation will be utilised to extract the PGMs the operating costs are low as there is no mining, crushing and milling costs associated with conventional operations. Production costs are expected to be $170 per PGM ounce in the first year reducing to $145 per PGM ounce in year two. The capital costs of construction at R26.3 million are low as the project will be utilizing the Kroondal Mine's infrastructure.

The initial year of the project is expected to yield in excess of 20,000 ounces of PGMs, growing to 28,000 ounces per year from the second year, with half of the production (initially 10,000 ounces) attributable to AQP. Tawana Projects (Pty) Limited has commenced construction of the plant and first production is expected by October 2004, with a rapid ramp-up to full production by December 2004.

CORPORATE MATTERS

Black Economic Empowerment

The Black Economic Empowerment consortium has notified the Company that it is continuing discussions with two South African development funding institutions who are evaluating their possible participation in the BEE transaction. Due to the complexity and size of the transaction, this process is falling behind the envisaged schedule. The BEE consortium believes that it will be in a position to report on its progress in May.

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Directorate and executive changes
Sir William Purves, CBE DSO GBM, and Mr David Dix have joined the Aquarius Board as Non-executive Directors. Both Sir William Purves and Mr Dix join the Company at a time of significant growth and bring a wealth of expertise and knowledge in the business and resources arenas.

Mr James Slade has retired from the Board to pursue business interests in New Zealand. He has been with the Company since 1997 and the Board would like to record its appreciation for the contributions Mr Slade has made during this time and wish him every success for the future.

AQPSA Finance Director
AQPSA has appointed Mr Ayanda Khumalo B. Com, CA(SA), CA(Zim), age 40 as Financial Director. Mr Khumalo's background is in corporate finance, and audit. Prior to this appointment Mr Khumalo was Senior Manager, Corporate Banking, Black Economic Empowerment Unit at Nedbank in Johannesburg and Director at Ernst & Young South Africa. Mr Khumalo will commence on 1 May 2004.

JSE Securities Exchange South Africa
The South African Finance Minister announced in his budget speech to Parliament in March, the South African government's decision to relax the rules for non-South African registered companies to obtain a secondary listing on the JSE Securities Exchange South Africa (JSE). A secondary listing on the JSE could provide strategic benefits, both in providing potential growth avenues, while also increasing the investor base and trading in shares. Management is currently in discussion with the JSE.

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

STATISTICAL INFORMATION:

Kroondal		Current	Previous	+/- %	YTD	Previous corresponding	+/- %	Rolling
	Unit	Quarter Mar. 2004	Quarter Dec. 2003	Quarter on Quarter	9 months Mar. 2004	9 months Mar. 2003	9 months Ytd	12 Months to Mar. 2004
Safety								
DIIR	Rate/200,000 man hours	2.68	2.95	(9)	2.20	1.39	58	1.91
Revenue Gross revenue	R'M	252	214	18	664	654	2	815
PGM basket Price	$/oz	653	571	14	579	513	13	547
Gross cash margin		52%	53%	(2)	51%	56%	(9)	48%
Nickel Price	$/lb	6.68	5.64	18	6.84	3.37	103	5.09
Copper Price	USc/lb	124	93	33	99	72	38	93
Ave R/$ rate		6.63	6.71	(1)	6.84	9.46	(28)	7.00
Cash Costs								
Per ROM ton	R/ton	156	127	23	141	128	10	143
	$/ton	24	19	26	21	14	50	20
Per PGM ounce	R/oz	2,061	1,666	24	1,834	1,807	1	1,918
	$/oz	311	248	25	268	191	40	274
Per PGM ounce after	R/oz	1,975	1,590	24	1,756	1,723	2	1,878
By-product credit	$/oz	298	237	26	257	182	41	268
Capital expenditure								
Current	R '000s	2,313	15,568	(85)	28,764	34,295	(16)	37,734
	$ '000s	349	2,320	(85)	4,205	3,625	16	5,391
Expansion	R '000s	-	-	-	-	1,353	100	
	$ '000s	-	-	-	-			
Mining Processed								
Underground	ROM ton '000	692	701	(1)	2,072	1,975	5	2,731
Open Pit	ROM ton '000	92	86	7	237	256	(7)	304
Total		**784**	**787**	-	**2,309**	**2,231**	**4**	**3,035**
Grade								
Plant Head	g/t	3.11	3.09	1	3.13	3.00	4	3.15
Recoveries	%	77%	76%	1	76%	72%	6	76%
PGM Production								
Platinum	Ozs	36,283	36,476	(1)	107,685	98,174	10	137,387
Palladium	Ozs	17,243	17,021	1	50,880	44,215	15	64,442
Rhodium	Ozs	6,233	6,189	1	18,432	16,040	15	23,428
Gold	Ozs	273	276	(1)	799	696	15	986
Total	**Ozs**	**60,032**	**59,962**	-	**177,796**	**159,124**	**12**	**226,243**
Base Metals Production								
Nickel	Tonnes	52	51	2	150	133	13	87
Copper	Tonnes	22	24	(8)	69	61	13	188
Chromite (000)	Tonnes (000)	52	72	(28)	197	72	174	260

Data reflects 100% of Kroondal

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Marikana		Current	Previous	+/- %	YTD	Previous corresponding	+/- %	Rolling
	Unit	Quarter Mar 2004	Quarter Dec 2003	Quarter on Quarter	9 months Mar. 2004	9 months Mar. 2003	9 months Ytd	12 Months to Mar. 2004
Safety								
DIIR	Rate/200 000 man hours	0.66	0.67	(1)	0.84	0.60	40	0.63
Revenue Gross revenue	R 'M	79	99	(20)	261	-		261
PGM basket Price	$/oz	653	599	9	579	-	-	547
Gross cash margin		(5%)	13%	-	0.1%	-	-	0.1%
Nickel Price	US$/lb	6.68	5.64	18	6.84	3.37	103	5.09
Copper Price	USc/lb	124	93	33	99	72	38	93
Ave R/$ rate		6.63	6.71	(1)	6.84	9.46	(28)	7.00
Cash Costs								
Per ROM ton	R/ton	268	225	19	241	-	-	241
	$/ton	40	33	21	35	-	-	34
Per PGM ounce	R/oz	4,667	3,438	36	3,907	-	-	3,907
	$/oz	704	512	38	571	-	-	558
Per PGM ounce after	R/oz	4,568	3,378	35	3,808	-	-	3,560
By-product credit	$/oz	689	503	37	558	-	-	509
Capital expenditure								
Current	R '000s	670	2,088	32	3,551	-	-	3,551
	$ '000s	101	311	32	519	-	-	507
Expansion	R '000s	-	-	-	15,826	284,210	(94)	15,826
	$ '000s	-	-	-	2,245	31,629	(93)	2,260
Processed								
Underground	ROM ton '000	-	-	-	-	-		
Open Pit	ROM ton '000	311	386	(19)	1,085	235	362	1,439
Total		**311**	**386**	**(19)**	**1,085**	**235**	**362**	**1,439**
Grade						-		
Plant Head	g/t	3.57	3.69	(3)	3.71	3.47	7	3.65
Recoveries	%	50%	55%	(9)	52%	35%	49	48%
PGM Production								
Platinum	Ozs	11,950	16,275	(27)	44,183	9,622	359	54,602
Palladium	Ozs	4,484	6,843	(35)	17,512	3,217	444	21,084
Rhodium	Ozs	1,272	1,892	(33)	4,693	374	1,155	5,337
Gold	Ozs	141	219	(36)	568	194	193	673
Total	**Ozs**	**17,847**	**25,229**	**(29)**	**66,956**	**13,407**	**399**	**81,696**
Base Metals Production								
Nickel	Tonnes	15	28	(46)	65	3	2,067	72
Copper	Tonnes	8	16	(50)	38	1	3,700	41
Chromite	Tonnes (000)	35	10	250	48	0	-	48

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Mimosa		Current	Previous	+/- %	YTD	Previous	+/- %	Rolling
	Unit	Quarter Mar. 2004	Quarter Dec. 2003	Quarter on Quarter	9 months Mar. 2004	9 months Mar. 2003	9 months Ytd	12 Months to Mar. 2004
Safety								
DIIR	Rate/200 000 man hours	0.71	0.44	68	0.54	0.87	(38)	0.56
Revenue								
Gross revenue	$M	18.1	19.6	(8)	52.5	16.0	228	63.1
PGM basket Price	$/oz	597	522	14	531	403	32	514
Gross cash margin		69%	70%	(2)	70%	72%	(3)	67%
Nickel Price	$/lb	5.98	6.23	(4)	5.51	3.32	66	5.13
Copper Price	US¢/lb	117	87	34	91	64	42	0.85
Cash Costs								
Per ROM ton	$/ton	23.01	20.08	15	20	14.88	34	21
Per PGM ounce	$/oz	258	221	17	220	175	25	231
Per PGM ounce after by-product credit	$/oz	58	(0.3)	-	32	74	(57)	60
Capital Expenditure								
Current	$ '000s	2,101	3,948	47	6,296	1,031	511	6,885
Expansion	$ '000s	680	1, 575	57	3,892	14,891	(74)	6,908
Mining								
Underground	ROM ton '000	319	340	(6)	989	461	115	1,282
Grade								
Plant Head	g/t	3.67	3.67	0	3.73	3.67	2	3.73
Recoveries	%	76%	77%	(1)	76%	66%	15	75%
PGM Production								
Platinum	Ozs	14,647	15, 773	(7)	46,770	22,858	105	59,941
Palladium	Ozs	10,621	11, 282	(6)	33,795	16,306	107	42,939
Rhodium	Ozs	1,281	1, 256	2	3,849	1,755	119	4,938
Gold	Ozs	2,072	2. 162	(4)	6,169	2,987	107	7,899
Total	**Ozs**	**28,621**	**30, 473**	**(6)**	**90,583**	**43,906**	**106**	**115,717**
Base Metals Production								
Nickel	Tonnes	412	432	(5)	1,295	596	117	1,637
Copper	Tonnes	340	360	(6)	1,074	509	111	1,381
Cobalt	Tonnes	13	13	-	40	18	122	50

Data reflects 100% of Mimosa

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Aquarius Platinum Limited

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive

Company Secretary

Willi Boehm

Issued Capital
At 31 March 2004, the Company had on issue:
82,753,892 fully paid ordinary shares
2,495,000 unlisted options

Substantial Shareholders 31 March 2004	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63
J P Morgan Nominees Australia	5,988,843	7.24
Chase Nominees Limited (FISL)	5,334,526	6.46
ANZ Nominees	5,254,107	6.35
National Nominees Limited	4,786,401	5.78

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

82-5097

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2004

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
ACN 094 425 555
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Phil Rooke	General Manager Marikana
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

82-5097

QUARTERLY REPORT 31 MARCH 2004

Glossary

Aquarius	Aquarius Platinum Limited
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man hours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

82-5097

QUARTERLY REPORT 31 MARCH 2004

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

AQUARIUS
PLATINUM LIMITED

30 April 2004

Aquarius Platinum Limited
Board announcement

The Board of Aquarius Platinum Limited (Aquarius or the Company) announces the appointment of Mr G. Edward Haslam as an independent non-executive director effective immediately. Mr Haslam is the former Chief Executive of Lonmin plc.

Mr Nicholas Sibley, Aquarius Chairman, said "We are pleased Edward is joining the Company. Edward has significant experience and knowledge gained through a successful career in the resources and platinum industries. We believe that our ability to attract individuals of such a high calibre, is indicative of the confidence the market has in the Company's future."

Mr Haslam joined Lonmin in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000; he retired from Lonmin plc on the occasion of his 60th birthday in April. Mr Haslam is also a director of Furuya Metals Co Limited in Tokyo.

The Aquarius Platinum Limited Board will now consist of:

Mr Nicholas Sibley	Non-executive Chairman
Mr Stuart Murray	Chief Executive Officer
Mr David Dix	Non-executive Director
Mr Edward Haslam	Non-executive Director
Mrs Catherine Markus	Non-executive Director
Sir William Purves	Non-executive Director
Mr Patrick Quirk	Non-executive Director

For further information:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:

Charmane Russell/Janice Dempsey
Russell & Associates
+27 11 880 3924

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Haslam
Date of appointment	1st May 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	**Number & class of Securities**
Note: Provide details of the circumstances giving rise to the relevant interest. Nil	**Nil**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.